

02006705

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4045 NW 64th St., Ste. 310
(No. and Street)

Oklahoma City, OK 73116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Godwin (405) 810-8371
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Buxton & Cloud P.C.
(Name – *if individual, state last, first, middle name*)

6440 Avondale Drive, Suite 210, Oklahoma City, OK 73116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Steven Godwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark Securities Group, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA



Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Confidential



BUXTON & CLOUD, PC

M. T. Buxton III, CPA
Randall L. Cloud, CPA

Members of AICPA
Members of OSCPA

Independent Auditor's Report

Board of Directors
Benchmark Securities Group, Inc.:

We have audited the accompanying statement of financial condition of Benchmark Securities Group, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark Securities Group, Inc. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Buxton & Cloud, P.C.
Oklahoma City, Oklahoma
February 15, 2002

Buxton & Cloud, P.C.

6440 AVONDALE DRIVE, SUITE 210 • OKLAHOMA CITY, OK 73116 • [405] 842-1120 • 1-800-392-5033 • FAX: [405] 842-1158

Benchmark Securities Group, Inc.
Statement of Financial Condition
As of December 31, 2001

ASSETS

Cash	$	8,862
Investments - temporary		124,048
Accounts Receivable		6,272
Accounts Receivable - Employees		7,394
Prepaid Expenses and Deposits		2,630
Furniture, leasehold improvements, and equipment at cost, less accumulated depreciation and amortization		31,809
Deferred Taxes		39,201
Total Assets	$	220,216

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	777
Accrued Liabilities		454
Payable to Parent Company		35,054
		36,285
SHAREHOLDERS' EQUITY		
Common Stock, $1.00 par value, 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		263,830
Retained Earnings		(80,899)
Total Shareholder's Equity		183,931
Total Liabilities and Shareholders' Equity	$	220,216

The accompanying notes are an integral part of these financial statements.

Benchmark Securities Group, Inc.
Statement of Operations
For the year ended December 31, 2001

Revenues	
Commissions	$ 58,383
Principal Transactions	23
Interest and Dividends	1,517
Other	2,606
	62,529
Operating Expenses	
Employee Compensation and benefits	58,749
Clearance Fees	5,761
Occupancy	21,749
Communications and Data Processing	2,248
Licenses and Permits	4,209
Office Expense	972
Professional fees and consulting	25,028
Depreciation & Amortization	3,976
Other Expenses	651
Total Operating Expenses	123,343
Net loss before provision for income taxes	(60,814)
Income Tax Expense	
Income Taxes - Current Expense	0
Income Taxes - Deferred Benefit	(25,347)
Total Income Tax Expense	(25,347)
Net Loss	$ (35,467)
Weighted average shares outstanding	1,000
Basic loss per share	$ (35.47)

The accompanying notes are an integral part of these financial statements.

Confidential

Benchmark Securities Group, Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2001

	Date	Shares	Common Stock	Paid in Capital	Retained Earnings	Total Equity
Balance, December 31, 2000		1,000	$1,000	$161,030	$(45,432)	$116,598
Capital withdrawn by parent	January 12			(1,200)		115,398
Capital contributed by parent	February 21			5,000		120,398
Capital contributed by parent	April 3			1,500		121,898
Capital withdrawn by parent	April 17			(2,000)		119,898
Capital contributed by parent	April 27			9,500		129,398
Capital contributed by parent	October 29			90,000		219,398
Net Loss, December 31, 2001					(35,467)	183,931
		1,000	$1,000	$263,830	$(80,899)	$183,931

The accompanying notes are an integral part of these statements.

See report of independent accountants.

Confidential

Benchmark Securities Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows From Operating Activities		
Net loss	$	(35,467)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation		3,977
Deferred income taxes		(25,347)
(Increase) decrease in accounts receivable		(8,969)
(Increase) decrease in prepaid assets		(2,630)
(Increase) decrease in securities owned		(115,084)
Increase (decrease) in accounts payable		(5,141)
Increase (decrease) in other accrued liabilities		(2,288)
Increase (decrease) in payable to parent company		65,436
Total adjustments		(90,046)
Net Cash Used by Operating Activities		(125,513)
Cash Flows From Investing Activities		
(Increase) decrease in deposit with clearing agent		25,000
Net Cash Used by Investing Activities		25,000
Cash Flows From Financing Activities		
Capital contributed by parent		102,800
Net Cash Provided by Financing Activities		102,800
NET INCREASE IN CASH		2,287
CASH AT BEGINNING OF YEAR		6,575
CASH AT END OF YEAR	$	8,862

Cash Paid During the Year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of this financial statement.

Confidential

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is an Oklahoma Corporation that is a wholly owned subsidiary of Benchmark Global Capital Group, Inc. (Parent).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is part of an affiliated group (the "Group"), which files a consolidated federal income tax return. Each entity is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis, and the amount of current and deferred taxes payable or refundable is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years. Leasehold improvements are amortized over the economic useful life of the improvement.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

3. Receivable From and Payable to Clearing Organizations

Amounts receivable from clearing organizations at December 31, 2001 consisted of:

Settled trades	$ 5,486
Unsettled trades	698
Clearing errors	88
Total	$ 6,272

4. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements. The Company is not a custodial broker, and, as such, does not hold customer securities in street name.

5. Financial Instruments

Accounting Policies

Financial instruments used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company's principal transaction revenues at December 31, 2001 were $ 23.

Principal transactions consisted of the following:

Realized (losses) on equity transactions	$ (666)
Mark-to-market gains on equity securities	689
Net equity transactions	$ 23

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at December 31, 2001.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of the securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such

See report of independent accountants.

Confidential

transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

6. Property and Equipment

Property and equipment at December 31, 2001 consisted of the following:

Leasehold improvements	$ 10,096
Furniture, Fixtures, and Equipment	28,142
Total Cost	38,238
Accumulated Depreciation and Amortization	(6,429)
Net property and equipment	$ 31,809

Aggregate charges for depreciation and amortization were $3,976 during 2001.

7. Commitments and Contingent Liabilities

The Company has an obligation under an operating lease for office space with an initial noncancelable term in excess of one year, which is shared by all members of the Group. Aggregate future annual rentals for this space at December 31, 2001 are:

Year	Gross Annual Rents	Company Expense	Allocated out to Group
2002	43,192	21,596	21,596
2003	44,942	22,471	22,471
2004	46,693	23,347	23,346
2005	15,759	7,880	7,879
	$150,586	$75,294	$75,292

See report of independent accountants.

Confidential

8. Income Taxes and Deferred Taxes

The Company experienced an operating loss during the year, which was its initial operating year; therefore, no provision for current taxes payable is reflected in these statements.

Analysis of Cumulative Temporary Differences and Deferred Taxes, 2001

Cumulative Temporary Differences (TD)

	Beginning Balance 2001	Change	Ending Balance 2001
Deductible TD:			
Contributions	$ 500	$ 0	$ 500
(Taxable) TD:			
Depreciation	(3,102)	(3,102)	(6,204)
Loss carry forward, 2001 Loss	(59,215)	(60,814)	(120,029)
	$ (61,769)	$(63,916)	$(125,733)

Deferred Income Taxes:

	Beginning Balance	Ending Balance	Change
Depreciation and contributions	$ 793	$ 2,174	$ 1,381
Loss carry forward	13,061	37,027	23,966
	$ 13,854	$39,201	$25,347

9. Basic Earnings per Share

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has no dilutive potential common shares and the Company has a current loss.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1, and shall not exceed 8 to 1 during the initial six months of operation. At December 31, 2001, the Company had net capital of $ 100,329, which was $ 95,329 in excess of its required net capital of $ 5,000. The Company's net capital ratio was 0.36 to 1.

See report of independent accountants.

Confidential

11. Related Party Transactions

See the Statement of Changes in Stockholder's Equity and Footnote 7.

The Company is a wholly owned subsidiary of Benchmark Global Capital, Inc. (Parent). The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with Parent and two other subsidiaries of Parent.

The Parent contributes capital as needed and withdraws capital as available. As of December 31, 2001, the Company is dependent for operating capital on funding by the Parent. Parent intends to continue funding the Company as needed until the Company has developed a revenue stream sufficient to meet its working capital demands.

The Company is the primary obligor on the lease for office space. The lease is guaranteed by the primary stockholder of the parent. The Company allocates this cost to the parent, or is allocated this cost from the parent, based on the Company's one-half usage of the space.

The Company's intercompany transactions with Parent during the year ended December 31, 2001 were:

Parent Company

Capital transactions	
Capital contributed	$ 106,000
Capital withdrawn	(3,200)
Net capital transactions	$ 102,800
Other allocation transactions	
Beginning Balance, due from parent	$ (30,382)
Paid by and allocated from parent	
Salaries and benefits	26,964
Rent	18,097
Communications expense	2042
Professional fees	18,333
Net due to Parent at December 31, 2001	$ 35,054

See report of independent accountants.

Confidential

Benchmark Securities Group, Inc.
Schedule I - Schedule of Net Capital
As of December 31, 2001

Net Capital:		
Total Shareholder's Equity		$ 183,931
Deductions and/or charges:		
Nonallowable assets:		
Misc. Receivables	$ 7,481	
Prepaid expenses	2,630	
Furniture, equipment, and leasehold improvements	31,809	
Deferred tax asset	39,201	
		81,121
Net capital before haircuts on securities positions (tentative net capital)		102,810
Haircuts on securities		
Money market funds	2,481	
Stocks	0	
		2,481
Net Capital		$ 100,329
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to brokers and dealers	$ 454	
Payable to parent company	35,054	
Other accounts payable and accrued expenses	777	
Total aggregate indebtedness		$ 36,285
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 94,886
Excess net capital at 1,000 percent		$ 96,701
Ratio: Aggregate indebtedness to net capital		0.36 to 1

See report of independent accountants.

Confidential

Benchmark Securities Group, Inc.
Schedule I - Schedule of Net Capital
As of December 31, 2001

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001

Net capital as reported in Company's Part II (unaudited) FOCUS report	$	116,797
Audit adjustment recognizing allowable receivables		698
Audit adjustment recording parent contribution to Company operating expenses		(16,704)
Other audit adjustments		(462)
Net capital per above	$	100,329

See report of independent accountants.

Confidential



M. T. Buxton III, CPA
Randall L. Cloud, CPA

BUXTON & CLOUD, PC

Members of AICPA
Members of OSCPA

Board of Directors
Benchmark Securities Group, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Benchmark Securities Group, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which

Confidential

6440 AVONDALE DRIVE, SUITE 210 • OKLAHOMA CITY, OK 73116 • [405] 842-1120 • 1-800-392-5033 • FAX: [405] 842-1158

the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Buxton & Cloud, P.C.
Oklahoma City, OK
February 15, 2002

Buxton & Cloud, P.C.

Confidential